Exhibit 99.1

ADDENDUM

TO THE INTERNATIONAL DISTRIBUTOR AGREEMENT

Dated May 01, 2005 (as amended, the “Agreement”)

THIS Addendum is made and entered into as of the 23 day of December, 2013, by and between RIT Technologies Ltd. (“RiT”), and Stins Corp. (“Distributor”; each a "Party" and together the "Parties").

WHEREAS
the Parties have entered into the Agreement and in the course of their running business, wish to agree on and put in writing a scaled rebate program, based on the volume of sales in the Territory (as defined in the Agreement);

NOW THEREFORE, the Parties hereby agree as follows:

1.	Rebate Program.

The Parties hereby agree on the following scaled rebate program, subject to and in accordance with the following provisions:

1.1
Distributor shall be entitled to receive a monetary credit (the “Rebate Amount”) based on orders received from the Territory for RiT's products (other than horizontal metallic cables), in accordance with the following table:

Orders received by RiT	Marginal Rebate Credit	Total Rebate Amount
By reaching 500,000 US$	6,000 EUR	6,000 EUR
By reaching 700,000 US$	3,000 EUR	9,000 EUR
By reaching 900,000 US$	3,000 EUR	12,000 EUR
By reaching 1,200,000 US$	3,000 EUR	15,000 EUR
By reaching 1,500,000 US$	3,000 EUR	18,000 EUR
By reaching 1,800,000 US$	3,000 EUR	21,000 EUR
By reaching 2,100,000 US$	5,000 EUR	26,000 EUR
By reaching 2,400,000 US$	5,000 EUR	31,000 EUR
By reaching 3,000,000 US$ and above	5,000 EUR	36,000 EUR
Above 3,000,000 US$	0 EUR	36,000 EUR

1.2	The Term for such Rebate Program shall commence on January 1, 2013 and until December 31st, 2014.

1.3
The Rebate Amount credit, if and when applicable, shall be offset against debt amounts of Distributor to RiT (deriving from purchases of RiT's products by Distributor). Such offset shall be made on a quarterly basis.

2.	This Addendum supplements the main Agreement, which shall stay unchanged in full force and effect.

IN WITNESS WHEREOF, the Parties have executed this Addendum as of the date first above written.

RIT Technologies Ltd.	Stins Corp.

By: _______________	By: _____________________

Signature	Signature

Name & Title: ____________	Name & Title: ____________